Robert M. Kurucza 202.346.4515 RKurucza@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law 901 New York Avenue NW Washington, DC 20001 T: 202.346.4000 F: 202.346.4444

EDGAR Correspondence

August 27, 2013

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Meridian Fund, Inc. (the “Corporation”)

Post-Effective Amendment No. 42 under the

Securities Act of 1933 (the “1933 Act”) and Amendment No. 43 under the

Investment Company Act of 1940 (the “1940 Act”)

File Nos. 2-90949 and 811-04014

Ladies and Gentlemen:

In connection with the registration of the Corporation under the 1940 Act and the issuance of an indefinite number of its securities under the 1933 Act, we are transmitting for filing on EDGAR pursuant to Rule 485(a) under the 1933 Act, Post-Effective Amendment No. 42 and Amendment No. 43 under the 1940 Act to the Corporation’s Registration Statement on Form N-1A.

This Post-Effective Amendment is being filed to effect certain material changes to the Corporation’s Registration Statement for each of Meridian Equity Income Fund, Meridian Growth Fund and Meridian Value Fund (to be renamed the Meridian Contrarian Fund), each a series of the Corporation (each, a “Fund” and collectively, the “Funds”), in order to implement a multi-class structure for the Funds through the registration of three new classes of shares, namely Institutional Class, Advisor Class and Retirement Class (as well as redesignating the existing share class of each Fund as Legacy Class).

Please also note that, on August 15, 2013, the Corporation filed on EDGAR pursuant to Rule 485(a) under the 1933 Act, Post-Effective Amendment No. 41 and Amendment No. 42 under the 1940 Act to the Corporation’s Registration Statement on Form N-1A to register a new series (Meridian Small Cap Growth Fund) of the Corporation (the “Previous Filing”). While the Statement of Additional Information (“SAI”) included in the Previous Filing related only to the Meridian Small Cap Growth Fund, it also included the Meridian Equity Income Fund, Meridian Growth Fund and Meridian Value Fund. For the Staff’s convenience in reviewing the Previous Filing and this Amendment to the Corporation’s Registration Statement, please note that the SAI filed herewith is substantially similar to the SAI that was filed as part of the Previous Filing.

Securities and Exchange Commission

August 27, 2013

If you have any questions, please contact me at 202-346-4515.

Very truly yours,

/s/ Robert M. Kurucza

Robert M. Kurucza